Exhibit 21.1

Subsidiaries of PHC, Inc.	Percent Ownership	Type of Business

Detroit Behavioral Institute, Inc	100%	Youth residential psychiatric care
North Point-Pioneer, Inc.	100%	Out-patient psychiatric care
PHC of MeadowWood, Inc.	100%	In-patient psychiatric care
PHC of Michigan, Inc.	100%	In-patient psychiatric care
PHC of Nevada, Inc.	100%	Out-patient psychiatric care
PHC of Utah, Inc.	100%	Substance abuse
PHC of Virginia, Inc.	100%	Substance abuse
Renaissance Recovery, Inc.	100%	Youth chemical dependency care
Seven Hills Hospital, Inc.	100%	In-patient psychiatric care
Wellplace, Inc	100%	Contract support services and out-patient psychiatric care